082-03026

08003572



# Stingray Copper Inc.

(Formerly Stingray Resources Inc.)
(A development stage corporation)

**Interim Consolidated Financial Statements**
**April 30, 2008**



Unaudited - Prepared by Management

Not Reviewed by an Independent Auditor



7/7

## Stingray Copper Inc.
(A development stage corporation)
Interim Consolidated Balance Sheets

| | April 30, 2008 | January 31, 2008 |
|---|---|---|
| **Assets** | (unaudited) | |
| **Current assets** | | |
| Cash and cash equivalents | $ 19,686,647 | $ 22,823,700 |
| Accounts receivable | 1,734,675 | 1,217,844 |
| | 21,421,322 | 24,041,544 |
| **Environmental bond** | 2,000 | 2,000 |
| **Capital assets** (note 2) | 189,753 | 202,026 |
| **Mineral exploration properties** (note 3) | 43,640,577 | 41,274,096 |
| | $ 65,253,652 | $ 65,519,666 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | $ 750,537 | $ 1,077,058 |
| **Future tax liability** | $ 9,064,435 | $ 9,064,435 |
| **Shareholders' Equity** | | |
| **Share capital** (note 4(b)) | 58,821,318 | 58,821,318 |
| **Contributed surplus** | 178,475 | 178,475 |
| **Warrants** (note 4(c)) | 7,830,592 | 7,830,592 |
| **Stock options** (note 4(d)) | 1,607,116 | 1,607,116 |
| **Deficit** | (12,998,821) | (13,059,328) |
| | 55,438,680 | 55,378,173 |
| | $ 65,253,652 | $ 65,519,666 |

See accompanying notes to consolidated financial statements.

## Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Statements of Operations and Deficit
Unaudited

| | Three months ended March 31, 2008 | 2007 |
|---|---|---|
| **Operating expenses** | | |
| Amortization | $ 2,718 | $ 7,068 |
| Office rent, telephone and reception | 26,094 | 29,687 |
| Professional fees | 6,470 | 8,038 |
| Project evaluation | - | 50,068 |
| Promotion and travel | 29,318 | 50,600 |
| Regulatory fees | 13,383 | 5,300 |
| Salaries and benefits | 108,284 | 71,034 |
| Shareholder communications | 16,242 | 1,674 |
| Stock-based compensation | - | 1,094,248 |
| Transfer agent fees | 9,641 | 13,133 |
| **Loss from operations** | (212,150) | (1,330,850) |
| **Other income and expense** | | |
| Interest and other income | 255,016 | 36,600 |
| Foreign exchange gain (loss) | 17,641 | (2,788) |
| | 272,657 | 33,812 |
| **Net income (loss)** | 60,507 | (1,297,038) |
| **Deficit - Beginning of period** | (13,059,328) | (10,296,017) |
| **Deficit- End of period** | $ (12,998,821) | $ (10,296,017) |
| **Basic and diluted loss per share** | $ 0.00 | $ (0.10) |
| **Weighted average number of shares outstanding** | 58,725,982 | 13,652,299 |

See accompanying notes to consolidated financial statements.

## Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Statements of Cash Flows
Unaudited

| | Three months ended March 31, 2008 | 2007 |
|---|---|---|
| **Cash provided by (used in):** | | |
| **Operations** | | |
| Net loss | $ 60,507 | $ (1,297,038) |
| Items not involving cash | | |
| Amortization | 2,718 | 7,068 |
| Stock-based compensation | - | 1,094,248 |
| | 63,225 | (195,722) |
| Change in non-cash working capital | | |
| Accounts receivables | (516,831) | (73,036) |
| Deferred charges | - | 143,802 |
| Accounts payable and accrued liabilities | (326,521) | 279,679 |
| Taxes payable | - | 142,382 |
| | (780,127) | 297,105 |
| **Investing** | | |
| Increase in mineral exploration properties | (2,352,931) | (23,210,305) |
| Purchase of capital assets | (3,995) | (72,320) |
| Deposit | - | 2,562,075 |
| | (2,356,926) | (20,720,550) |
| **Financing** | | |
| Net proceeds from issue of shares | - | 46,528,492 |
| **Net change in cash during the period** | (3,137,053) | 26,105,047 |
| **Cash and cash equivalents** | | |
| **- Beginning of period** | 22,823,700 | 1,621,450 |
| **- End of period** | $ 19,686,647 | $ 27,726,497 |

See accompanying notes to consolidated financial statements.

## 1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2008, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

Other than the changes in accounting policies noted below, the same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

*Change in accounting policy*

On February 1, 2008, the Company adopted three new accounting standards included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments - Disclosures", and Section 3863, "Financial Instruments - Presentation".

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by this new Handbook section in note 6 to these unaudited interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. The Company has included disclosures recommended by this new Handbook section in note 7 to these unaudited interim consolidated financial statements.

**2. Capital assets**

| April 30, 2008 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Land | $ 6,390 | $ - | $ 6,390 |
| Buildings | 27,278 | 455 | 26,823 |
| Automotive equipment | 185,118 | 148,435 | 36,683 |
| Office equipment | 296,857 | 177,000 | 119,857 |
| | $ 515,643 | $ 325,890 | $ 189,753 |

| January 31, 2008 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Land | $ 6,390 | $ - | $ 6,390 |
| Buildings | 27,278 | 114 | 27,164 |
| Automotive equipment | 185,118 | 141,207 | 43,911 |
| | 292,862 | 168,301 | 124,561 |
| | $ 511,648 | $ 309,622 | $ 202,026 |

**3. Mineral exploration properties**

| April 30, 2008 | Balance January 31, 2008 | Acquisition | Additions | Written off | Balance April 30, 2008 |
|---|---|---|---|---|---|
| El Pilar | $ 40,860,928 | $ - | $ 2,366,481 | $ - | $ 43,227,409 |
| Elephant 8 | 413,168 | - | - | - | 413,168 |
| | $ 41,274,096 | $ - | $ 2,366,481 | $ - | $ 43,640,577 |

### 3. Mineral exploration properties (continued)

| January 31, 2008 | Balance January 31, 2007 | Acquisition | Additions | Written off | Balance January 31, 2008 |
|---|---|---|---|---|---|
| El Pilar | $ - | $ 36,379,153 | $ 4,481,775 | $ - | $ 40,860,928 |
| Elephant 8 | 384,677 | - | 28,491 | - | 413,168 |
| El Indio | 295,721 | - | 2,110 | (297,831) | - |
| | $ 680,398 | $ 36,379,153 | $ 4,512,376 | $ (297,831) | $ 41,274,096 |

El Pilar

The property is located in the north-central State of Sonora, Mexico, approximately fifteen kilometers south of the Arizona, USA/Sonora, Mexico border. The property is situated in the highly productive and prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits. The property consists of concessions that total 6324 hectares in fifteen claim blocks located in the middle of this prolific copper trend.

Elephant 8

During the year ended January 31, 2005, the Company staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

### 4. Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | Number of Shares | Share Amount |
|---|---|---|
| Balance January 31, 2008 and April 30, 2008 | 58,725,982 | $ 58,821,318 |

**4. Share capital (continued)**

(c) Warrants

The number of warrants outstanding is as follows:

| | Number of Warrants | | Allocated Value | | Average Exercise Price |
|---|---|---|---|---|---|
| Balance January 31, 2008 and April 30, 2008 | 23,352,000 | $ | 7,830,592 | $ | 1.74 |

At April 30, 2008, the following warrants are outstanding to purchase common shares:

| Grant date | Expiry date | Number of warrants | | Value | | Average Exercise price |
|---|---|---|---|---|---|---|
| April 24,2007 | April 24,2009 | 20,850,000 | $ | 6,763,740 | $ | 1.80 |
| April 24,2007 | October 24, 2008 | 2,502,000 | | 1,066,852 | $ | 1.20 |
| | | 23,352,000 | $ | 7,830,592 | $ | 1.74 |

(d) Stock options

The number of stock options outstanding is as follows:

| | Number of Options | | Value | | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| Balance January 31, 2008 and April 30, 2008 | 2,725,000 | $ | 1,607,116 | $ | 1.10 |

## 4. Share capital (continued)

(d) Stock options

At April 30, 2008, the following options are outstanding to purchase common shares:

| Grant date | Expiry date | Number of options | | Value | Exercise price |
|---|---|---|---|---|---|
| May 28, 2004 | May 28, 2009 | 160,000 | $ | 86,939 | $1.00 |
| May 28, 2004 | May 28, 2009 | 145,000 | | 82,848 | $0.75 |
| June 29, 2005 | June 29, 2010 | 305,000 | | 84,581 | $0.80 |
| April 26, 2007 | April 26, 2012 | 1,565,000 | | 1,094,248 | $1.20 |
| June 28, 2007 | June 28, 2012 | 550,000 | | 258,500 | $1.20 |
| | | 2,725,000 | $ | 1,607,116 | |

## 5. Related party transactions

During the period, the Company incurred professional fees of $nil (2007-$109,331) to a law firm in which a director of the Company is a partner.

## 6. Management of capital risk

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its mineral resource properties.

The mineral exploration properties in which the Company has interests are in the exploration stages and the Company is dependent on external financing to funds its activities. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

**6. Management of capital risk (continued)**

The Company does not pay out dividends in order to retain its cash for development of the Company's mineral resource properties

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, determined taking into account the expected timing of expenditures from exploration and administrative operations.

There were no changes in the Company's approach to capital management during the three months ended April 30, 2008 compared to the year ended January 31, 2008. The Company is not subject to externally imposed capital requirements.

**7. Management of financial risk**

The Company's financial instruments are exposed to certain financial risks, including interest rate risk, commodity price risk and liquidity risk.

(a) Interest rate risk

The Company holds a significant portion of cash equivalents in interest-bearing instruments and is exposed to the risk of changing interest rates. The primary objective of the Company's investment activities is to preserve principal while at the same time maximizing the income it receives from its investments without significantly increasing risk. The Company places investments with high credit quality issuers. To minimize interest rate risk, the Company maintains its portfolio of cash equivalents in a variety of securities, including bankers' acceptances and government bonds. Interest rate risk is further limited by the fact that these investments mature in less than three months from the date of acquisition.

The Company does not use any derivative instruments to reduce exposure to interest rate fluctuations.

(b) Commodity price risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of copper.

(c) Liquidity risk

The company has no operating income and relies on equity fund-raising to support its exploration programs. Management prepares budgets and ensures funds are available prior to commencement of any such program.

**STINGRAY COPPER INC.**
**MANAGEMENT'S DISCUSSION AND ANALYSIS**
**OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**
**THREE MONTHS ENDED APRIL 30, 2008**

**Dated: June 5, 2008**

## GENERAL

The following Management Discussion and Analysis ("MD&A") of Stingray Copper Inc. ("Stingray" or the "Corporation") should be read in conjunction with the Unaudited Consolidated Financial Statements for the three month period ended April 30, 2008 and the Audited Consolidated Financial Statements for the year ended January 31, 2008 and 2007 and notes thereto. This MD&A covers the last completed quarter and the subsequent period up to the date of filing. All dollar amounts are stated in Canadian dollars, unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principals ("GAAP"). Readers are encouraged to read the Corporation's public information filings at Sedar at www.sedar.com.

## FORWARD LOOKING STATEMENTS

Certain statements contained in the section "Description of the Business" of this Management's Discussion and Analysis constitutes forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results, mineral resource and reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Management's Discussion and Analysis should not be unduly relied upon. These statements speak only as of the date of this Management's Discussion and Analysis. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management's Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- the supply and demand for, deliveries of, and the level and volatility of prices of copper;
- the availability of financing for the Corporation's development project on reasonable terms;
- the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
- the ability to attract and retain skilled staff;
- market competition;
- the accuracy of our resource estimate (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based;
- tax benefits and tax rates.

These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, copper prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals,

actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "Risk Factors". The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation also cautions readers not to place undue reliance on these forward-looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

## DESCRIPTION OF BUSINESS

Stingray is in the business of exploration and development for copper in Mexico. The Corporation's corporate office located in Toronto, Ontario, Canada and works in Mexico through wholly owned Mexican subsidiaries, Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre S.A. De C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.) which have an exploration base located in Hermosillo, Sonora, Mexico.

On May 24, 2007 the Corporation's Common Shares and Warrants were listed and posted for trading on the TSX under the symbol "SRY" and "SRY.WT".

On June 28, 2007, the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation has four wholly-owned subsidiaries as follows:

Minera Stingray S.A. de C.V. ("Minera") (1)
Recursos Stingray de Cobre S.A. de C.V. ("Recursos") (1)
4394909 Canada Inc. (2)
4394895 Canada Inc. (2)

(1) Incorporated under the laws of Mexico
(2) Incorporated under the Canada Business Corporations Act

## MINERAL PROPERTIES

### El Pilar Property

*Acquisition*

On December 29, 2006, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with Xstrata plc ("Xstrata"), to acquire 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. (Normex"). Upon completion of the Share Purchase Agreement, the Corporation will own a 100% interest in the share capital of Normex which owns a 100% interest in the El Pilar Property and seven other properties within Mexico. The purchase price is US$20,000,000. Under the Share Purchase Agreement the Corporation paid a non-refundable deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price.

On April 27, 2007 the Corporation completed the acquisition by making cash payments totaling $19,872,900 (US$17,750,000 and by issuing 4,219,652 common shares of the Corporation, representing 5% of the outstanding shares at the closing of the acquisition for consideration of $5,063,582. In addition, the Corporation paid $468,503 as required under the Agreement as severance amount payable to the employees of Normex. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

The Agreement also provides for an addition 5% of the outstanding shares to be issued to Xstrata upon delivery of a positive feasibility study, a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right provision for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised, the Corporation would remain the operator of the joint venture.

*Property Location*

El Pilar is located in north-central State of Sonora, Mexico, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. The El Pilar property consists of concessions that total 6324 hectares in fifteen claim blocks located in the middle of this prolific copper trend.

*Geology and Resources*

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive, porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled mineralization. Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation. Details of the property are described in a technical report dated October 31, 2006 by Gary Woods, P.Geo., At a 0.25% total copper cut-off grade, the Inferred Mineral Resource was estimated at 179,817,000 tonnes averaging 0.365% total copper containing 656,332 tonnes of copper (1.447 billion pounds copper). The principal copper mineral is chrysocolla which is acid soluble and a known copper mineral in many copper heap leach operations. The inferred mineral resource had been drill tested with roughly 200 metre spaced holes.

*Current Work*

In May 2007, Stingray began a drilling program at El Pilar planned to enhance the quality of the inferred mineral resource as recommended in the Woods Technical Report by in filling the drill spacing to 100 metres or less between vertical drill holes along the length and across the width of the inferred mineral resources. The Corporation is completing the in fill drill program at El Pilar where 3 drills had been drilling HQ core through most of this past year. This program of over 40,000 meters drilled in more than 200 holes, will be completed in the Corporation's second quarter after which one drill will remain active on the property drilling exploration targets at the Arriba Zone which hosts both copper and molybdenum sulfide mineralization located 2.5 kilometers northwest of the El Pilar resource.

The purpose of the El Pilar infill drill program is to reclassify the inferred mineral resources and to explore for additional resources in the immediate vicinity. All drill core samples are split by the Corporation's staff under the direction of the Corporation's geologists and are delivered for assaying to ALS Chemex, Hermosillo, Sonora, Mexico or to Metcon Research Inc of Tucson Arizona.

As part of the above El Pilar in fill drill program, the Corporation has completed a drill campaign in the "Starter Pit Area" of a dimension of 500 metres (length) by 500 metres (width), bounded to the north at approximate Section 9200N where the copper mineralization outcrops. Stingray has further infill drilled the current 100 metre spaced drill centres throughout this "Starter Pit Area" at El Pilar. All material extracted from these HQ size, vertical drill holes was delivered to Metcon Research Inc., with an extensive metallurgical program of column testing initiated in early January 2008. Additionally, a series of holes were drilled to further in fill the Phase II Area, located immediately south of the Starter Pit Area. Drill core material extracted from these HQ size, vertical holes has also been delivered to Metcon Research Inc. for metallurgical testing.

All reported drill hole results are tabled at the Corporation's website with a corresponding location map at the El Pilar property tab.

Metallurgical work on El Pilar completed by the property's previous owner (Normex) has indicated that the majority of the copper minerals are acid soluble and should be amenable to heap leaching. Metcon is conducting the metallurgical program under the stewardship of Mr. Joseph Keane, P.E. This program has been underway since the start of 2008 and results are expected by year end. This program will incorporate significant metallurgical testing in preparation of a feasibility study for El Pilar which is viewed as an SX – EW (solvent extraction – electro winning) operation.

International Mining Consultants Inc. of Tucson have been engaged to prepare the resource and reserve studies that will include a mine pit design and mining schedule. Stingray anticipates a recalculation of the El Pilar resources after the Corporation completes the current in fill drill campaign. Golder Associates Inc., also of Tucson has been tasked with preparing the geotechnical review and slope stability studies for the project. Stingray has contracted and received an airborne topographic survey of the resource area at the El Pilar property. The Corporation has contracted Patricia Aguayo Hurtado, M.Sc., environmental consultant, of Hermosillo, to complete the Corporation's baseline and socioeconomic studies and the Environmental Impact Manifest (IMA) in advance of preparing the Corporation's applications for all environmental permits necessary for the construction and development of the El Pilar project. Investigacion y Desarollo de Acuiferos y Ambiente (IDEAS) has begun a hydrological review of the project area to assess requirements and sources for water. It is expected that the work performed by these consultants will be incorporated into the El Pilar Technical/Feasibility study that is scheduled for completion in the second quarter of 2009.

**Elephant 8 Property**

Stingray staked the "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Corporation's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. Efforts to date have outlined interesting silver and gold mineralization at the San Agustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Corporation's exploration personnel. The Corporation monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

**Other Exploration Properties**

As part of the Normex purchase, Stingray has acquired several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer Stingray additional exploration opportunities. No work is planned on these properties.

**Mineral Exploration Activities**

The Corporation's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Corporation from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Corporation's mineral properties for the three month period ended April 30, 2008 were $2,352,931. The Corporation stopped exploration on the El Indio and Elephant 8 Properties and is focused solely on exploration activities at the El Pilar property.

**Mineral exploration properties**

| April 30, 2008 | Balance January 31, 2008 | Acquisition | Additions | Written off | Balance April 30, 2008 |
|---|---|---|---|---|---|
| El Pilar | $ 40,860,928 | $ - | $ 2,366,481 | $ - | $ 43,227,409 |
| Elephant 8 | 413,168 | - | - | - | 413,168 |
| | $ 41,274,096 | $ - | $ 2,366,481 | $ - | $ 43,640,577 |

## OVERVIEW OF PERFORMANCE

In summary, the Corporation's financial condition has remained relatively consistent over the three month period ended April 30, 2008. Working capital decreased by $2,293,701 from $22,964,486 at January 31, 2008 to $20,670,785 at April 30, 2008.

The net decrease is namely attributable to expending $2,356,926 on mineral properties and equipment and on other corporate operations.

## RESULTS OF OPERATIONS

***Three months ended April 30, 2008***

Net income for the three months ended April 30, 2008 was $60,507 ($0.00 per share) compared to a loss of $1,297,038 ($0.10 per share) in the same period in the prior year. The decrease of $1,357,545 is namely attributable to:

(i) an decrease of $1,094,248 in stock-based compensation from 2007 to Nil in 2008;
(ii) an increase of $218,416 in interest income from $36,600 in 2007 to $255,016 in 2008 which arises from the investment of proceeds from the placement of common shares during 2007;
(iii) an increase of $20,429 in foreign exchange from a loss of $2,788 in 2007 to a gain of $17,541 in 2008;
(iv) an increase of corporate activity $37,250 in salaries and benefits from $71,034 in 2007 to $108,284 in 2008 as a result of increased activity; and
(v) a decrease of $50,068 in project evaluation costs from 2007 to Nil in 2008.

## SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2008 and 2007 (unaudited):

| Quarter Ended | Interest Income | Profit/(Loss) For the Period | Loss Per Share * |
|---|---|---|---|
| April 30, 2008 | $255,016 | $60,507 | $0.00 |
| January 31, 2008 | $270,625 | ($814,291) | ($0.02) |
| October 31, 2007 | $299,330 | $46,827 | ($0.00) |
| July 31, 2007 | $285,508 | ($698,809) | ($0.03) |
| April 30, 2007 | $36,600 | ($1,297,038) | ($0.10) |
| January 31, 2007 | $26,559 | ($207,570) | ($0.02) |
| October 31, 2006 | $46,884 | ($142,997) | ($0.01) |
| July 31, 2006 | $48,203 | ($145,279) | ($0.01) |

*basic and diluted

## LIQUIDITY AND CAPITAL RESOURCES

The Corporation's financial position at April 30, 2008, is strong. On April 24, 2007, the Corporation closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consisted of one common share of the Corporation and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Corporation at a price of $1.80 at any time until April 24, 2009. The Corporation paid the brokers 6% of the gross proceeds raised from the offering. As additional compensation, the Corporation granted the agents non-transferable options to purchase 2,502,000 common shares of the Corporation at a price of $1.20 at any time until October 24, 2008.

Stingray arranged the equity financing to fund both the El Pilar property acquisition and an advanced exploration program to better define the size, quality and character of this copper resource. Project advancement to a Feasibility Stage will be the primary focus of Stingray's immediate efforts in Mexico.

The Corporation's working capital at April 30, 2008 is $20,670,785. This working capital position, comprised substantially of cash, is sufficient to fund the Corporation's overheads for the foreseeable future and to fund the Corporation's planned exploration activity at the El Pilar Copper Property in Mexico. (See section titled "Mineral Properties").

The Corporation has been successful in accessing the equity markets in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

## RISK FACTORS

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, processing reagents and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Corporation not receiving an adequate return on investment capital.

### Exploration and Development Efforts May Be Unsuccessful

There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

**Lack of Cash Flow**

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or cash flow from operations. The Corporation does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Corporation is through the sale of its securities. Future additional equity financing would cause dilution to current shareholders.

**No Proven Reserves**

The properties in which the Corporation has an interest or the right to earn an interest are in the exploratory stage only and are without a known body of ore in commercial production.

**No Guarantee of Clear Title to Mineral Properties**

While the Corporation has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

**Concessions in Mexico**

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992. Under this law, the exploration concessions are granted for a non-extendable six-year period. Exploitation concessions have a 50-year term and are renewable for another 50-year term with a 5-year prior notice. However no concession will be granted within areas that have been incorporated into the National Mining Reserves.

**Uncertainty of Obtaining Additional Funding Requirements**

Programs planned by the Corporation may necessitate additional funding, which could cause a dilution of the value of the investment of the shareholders of the Corporation. The recuperation value of mining properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Corporation's capacity to obtain additional funds in order to realize these programs.

The Corporation's exploration activities can therefore be interrupted at any moment if the Corporation is incapable of obtaining the necessary funds in order to continue any additional activities that are necessary and that are not described in the exploration programs outlined in the Corporation's geological report for its properties described in ITEM 3 – DESCRIPTION OF THE BUSINESS.

**Mineral Prices May Not Support Corporate Profit**

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

### Competition

The mining industry is intensively competitive in all its phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

### Environmental Regulations

The current and future operations of the Corporation, including further exploration, development activities and commencement of production on its properties, require permits from various Mexican Federal and State governmental authorities.

Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance, however, that all permits which the Corporation may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

### Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Corporation. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

### Foreign Operations

The Corporation's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil

disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of Mexico affecting foreign trade, investment and taxation. The Corporation currently has exploration projects located in Mexico.

**Operating Hazards and Risks Associated with the Mining Industry**

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Operations in which the Corporation has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Corporation may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Corporation's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

**The Ability to Manage Growth**

Should the Corporation be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Corporation's business would place further demands on its management, operational capacity and financial resources. The failure to manage growth effectively could have a material adverse effect on the Corporation's business, financial condition and results of operations.

**Lack of a Dividend Policy**

The Corporation does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Corporation will remain subject to the discretion of the Corporation's board of directors and will depend on results of operations, cash requirements and future prospects of the Corporation and other factors.

**Possible Dilution to Present and Prospective Shareholders**

The Corporation's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Corporation, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

**Dependence on Key Personnel**

The Corporation strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term.

As the Corporation's operations expand, additional general management resources will be required, especially since the Corporation encounters risks that are inherent in doing business in several countries.

**Conflict of Interest**

Certain directors of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain form voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

**Lack of Trading Volume**

The lack of trading volume of the Corporation's shares reduces the liquidity of an investment in the Corporation's shares.

**Volatility of Share Price**

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Corporation's shares.

## CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Corporation's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond the Corporation's control.

**Mineral properties**

The Corporation's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Corporation's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

**Stock-based compensation**

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Corporation's control and will depend, among other things, upon a variety of factors including the market value of Corporation shares and financial objectives of the holders of the options. The Corporation has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Corporation's financial condition.

## CONTRACTUAL COMMITMENTS

The Corporation has no material contractual commitments. All mineral property agreement commitments are at the option of the Corporation and the Corporation can terminate the agreements prior to being required to make any payments on any underlying property.

The Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when full scale development of the El Pilar project commences. As the El Pilar project is still in the exploration and development stage and no significant environmental impact has occurred to date, the Corporation does not currently consider that expenditures required to meet any ongoing environmental obligations at the El Pilar project are material to its results or to financial condition to the Corporation at this time. However, these costs may become material in the future and will be reported in the Corporation's filings at that time.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A detailed summary of all of the Corporation's significant accounting policies is included in Note 2 to the Audited Consolidated Financial Statements for the year ended January 31, 2008.

## USE OF FINANCIAL INSTRUMENTS

The Corporation has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation's financial condition and results of operations are currently its cash.

## RELATED PARTY TRANSACTIONS

During the period, the Corporation incurred professional fees of $nil (2007 – $109,331) to a law firm in which a director of the Corporation is a partner. These transactions have been recorded at the exchange amount, which is the consideration paid as established and agreed to by the related parties.

## CHANGE IN ACCOUNTING POLICY

On February 1, 2008, the Company adopted three new accounting standards included in the following Sections of the Canadian Institute of Chartered Accountants Handbook ("CICA Handbook"): Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation".

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by this new Handbook section in note 6 to the unaudited interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. The Company has included disclosures recommended by this new Handbook section in note 7 to the unaudited interim consolidated financial statements.

## DISCLOSURE CONTROLS

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Corporation's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of material error or fraud is minimal. Management has concluded that the Corporation's disclosure controls and procedures, as of April 30, 2008, are effective in ensuring that material information is accumulated and disclosed accurately. Management believes that the "cost-effective" disclosure controls, disclosure procedures and internal control systems can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls and procedures are met.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Corporation for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent imitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Corporation has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Corporation has only limited staff resources at the present time such that "ideal" segregation of duties is not feasible. This risk is mitigated by management and Board review where appropriate. At the present time, the Corporation does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The Corporation's management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

## MANAGEMENT CONTRACT

The Corporation is party to an employment contract with Mr. Ricardo Comejo whereby Mr. Comejo will serve the Corporation in the principal capacity of Vice President, Operations for a period of two years commencing September 3, 2007. The contract shall be automatically renewed for successive two year periods subject to mutual agreement. Annual remuneration is US$180,000 with a US$40,000 bonus payable upon certain performance objectives. In the event of a "Fundamental Change" in the Corporation's status, the contract provides for the election by either party to terminate the contract by making payable to Mr. Comejo two times his annual salary.

## OTHER MD&A REQUIREMENTS

Additional disclosure concerning the Corporation's operating expenses is provided in the Audited Consolidated Financial Statements for the three month period ended April 30, 2008 available through www.sedar.com.

## OUTSTANDING SHARE DATA

**Share capital**

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | Number of Shares | Share Amount |
|---|---|---|
| Balance January 31, April 30 and June 5, 2008 | 58,725,982 | $58,821,318 |

(c) Warrants

The number of warrants outstanding is as follows:

| | Number of Warrants | Allocated Value | Average Exercise Price |
|---|---|---|---|
| Balance January 31, April 30 and June 5, 2008 | 23,352,000 | $7,830,592 | $1.74 |

(d) Stock options

The number of stock options outstanding is as follows:

| | Number of Options | Value | Average Exercise Price |
|---|---|---|---|
| Balance January 31, April 30 and June 5, 2008 | 2,725,000 | $1,607,116 | $1.10 |

At April 30, 2008, the following options are outstanding to purchase common shares:

| Grant date | Expiry date | Number of options | Value | Exercise price |
|---|---|---|---|---|
| May 28, 2004 | May 28, 2009 | 160,000 | $ 86,939 | $1.00 |
| May 28, 2004 | May 28, 2009 | 145,000 | 82,848 | $0.75 |
| June 29, 2005 | June 29, 2010 | 305,000 | 84,581 | $0.80 |
| April 26, 2007 | April 26, 2012 | 1,565,000 | 1,094,248 | $1.20 |
| June 28, 2007 | June 28, 2012 | 550,000 | 258,500 | $1.20 |
| | | 2,725,000 | $ 1,607,116 | |

## OUTLOOK

The Corporation is currently in the advanced exploration phase of work leading to a Technical/Feasibility Study at the El Pilar Property. At April 30, 2008 the Corporation had positive working capital balance of $20 million which places the Corporation in a strong financial position to carry out its planned exploration, permitting and development activities for the upcoming periods.

The Corporation is continuing the Work Program outlined in the Corporation's 43-101F1 Technical Report at SEDAR titled "El Pilar Property Report, Sonora State, Mexico" dated December 31, 2006 and amended on April 9, 2007. Planned work include infill drilling, metallurgical testwork, ongoing environmental and hydrological studies and permitting activities, geotechnical assessments, resource reserve estimates and engineering and economic studies leading to the Technical/Feasibility Study the Corporation expects to deliver after Q1 2009.

The Corporation is well financed to complete this Study and will then review its options to advance the El Pilar to commercial production.



END